UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

Amendment No. 1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-49787

BOTETOURT BANKSHARES, INC.

(Exact name of registrant as specified in its charter)

19747 MAIN STREET, BUCHANAN, VIRGINIA 24066 Telephone (540) 591-5000

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

COMMON STOCK, $1.00 PAR VALUE

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)*	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 944

* Explanatory Note

Botetourt Bankshares, Inc. (the “Registrant”) is relying on Section 12(g)(4) of the Securities Exchange Act of 1934, as amended by the Jumpstart Our Business Startups Act, in order to terminate its duty to file reports with respect to its share of common stock, the only class of stock outstanding. This amendment is filed to clarify that the Company, at this time, is only seeking to deregister its shares under Rule 12g-4(a)(1).

Pursuant to the requirements of the Securities Exchange Act of 1934, Botetourt Bankshares, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized persons.

BOTETOURT BANKSHARES, INC.

/s/ H. Watts Steger, III
Chairman & CEO

Date: May 15, 2012	/s/ Michelle A. Crook
Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.